Generex Biotechnology Corporation

10102 USA Today Way

Miramar, FL 33025

June 15, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Generex Biotechnology Corporation
Registration Statement on Form S-1

Filed February 18, 2020
File No. 333-236481

Ladies and Gentlemen:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 3, 2020 relating to Generex Biotechnology Corporation’s (the “Company,” “Generex,” “we,” “us” or “our”) registration statement referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated.

Registration Statement on Form S-1

Future Plan, page 51

1.       We refer to your disclosure concerning the 2019 and 2020 stock dividends of NGIO shares and your statement that these dividends will enable Generex stockholders to “directly participate in the potentially promising future of NGIO, while creating a large shareholder base with the potential for substantial liquidity immediately upon spin-out to a national exchange.” Please substantially revise your disclosure to explain the NGIO dividend payments and your plans for registration and exchange listing, including, without limitation, a detailed discussion of:

•	the size of the NGIO dividend payments relative to the number of NGIO shares outstanding;
•	clarification as to whether Generex currently controls NGIO and would do so after the contemplated “spin-out to a national exchange”;
•	the assets held in the NGIO entity and the assets retained by Generex; and
•	the specific steps you have taken, and that you are planning to take, to accomplish the “spin-out to a national exchange.”

Response:

The registration statement has been revised to disclose that:

With respect to the size of the NGIO dividend payments relative to the number of NGIO shares outstanding:

NGIO has 750,000,000 authorized shares of common stock, 400,000,000 of which are outstanding, and prior to two stock dividends completed by Generex, were all held by Generex. On February 25, 2019, the Company distributed an aggregate of 15,089,271 (approximately 3.8%) of its shares in NGIO to Generex stockholders. Pursuant to this dividend, each stockholder of Generex received one share of NGIO common stock for every four shares of our common stock held by such stockholder. On February 24, 2020, the Company distributed an aggregate of 19,026,262 (approximately 4.76%) of its shares in NGIO to Generex stockholders. Pursuant to this second dividend, each stockholder of Generex received two shares of NGIO common stock for every five shares of our common stock held by such stockholder. On August 14, 2019, the Company transferred 1,000,000 shares of NGIO common stock to an investor pursuant to a convertible debenture agreement. On August 16, 2019, the Company transferred 476,478 shares of NGIO common stock as part of the consideration to acquire an additional 900,000 shares of Olaregen. On February 14, 2020, the Company transferred 1,700,000 shares of NGIO common stock as part of the consideration for purchase of the remaining outstanding interests in Olaregen. Generex’s current ownership of NGIO common stock stock is 361,642,962 shares of common stock (approximately 90.4%) and controls NGIO’s activities.

With respect to whether Generex currently controls NGIO and would do so after the contemplated “spin-out to a national exchange”:

Generex’s current ownership of NGIO stock is 361,642,962 shares (approximately 90.4%) and controls NGIO’s activities. Generex may, in the future, sell some of its shares of NGIO, but Generex does not currently anticipate that its ownership level of NGIO will fall below 51%.

With respect to assets held in the NGIO entity and the assets retained by Generex:

There will be no change in the assets held by NGIO, or the assets retained by Generex, as a result of the spin-off.

With respect to the specific steps taken, or that the Company is planning to take, to accomplish the “spin-out to a national exchange”:

On March 12, 2020, NGIO filed a Form 10 with the Securities and Exchange Commission, which became effective on May 11, 2020 and NGIO is now subject to Exchange Act reporting requirements. In the near future, NGIO intends to file an application to have its common stock listed on the NASDAQ Capital Market.

2.       We note that since early February 2020 the company has issued several press releases and made public statements concerning the company’s technology and potential to develop a coronavirus diagnostic and vaccine. Please revise the prospectus to address corporate developments concerning the coronavirus, or explain why this information is not material to investors. In addition, please disclose material terms of the contracts referenced in your February 27 and March 2 press releases and file them as exhibits, or explain why they are not material to an investment decision.

Response:

The registration statement has been revised to address corporate developments concerning the coronavirus and the Company’s activities relating to a potential development of a vaccine.

The press releases issued by the Company on February 27 and March 2 both related to a collaborative agreement, which the Company filed as an exhibit to the current report on Form 8-K filed with the SEC on March 2, 2020. The collaborative agreement has been incorporated by reference as an exhibit to the S-1 registration statement and its material terms have been disclosed therein.

In addition, subsequent to receipt of the comment letter, on March 4, 2020, the Company issued a press release regarding a contract with EpiVax, which the Company has since filed with an 8-K on March 17, 2020. The agreement with EpiVax has been incorporated by reference as an exhibit to the S-1 registration statement and its material terms have been disclosed therein.

Very truly yours,

/s/ Joseph Moscato

Chief Executive Officer

Copy: Marc J. Ross, Esq.

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